                                 Footstar, Inc.
                              933 MacArthur Blvd.
                               Mahwah, NJ  07430
                                 (201) 934-2000


          RESUBMITTING EDGARIZED CORRESPONDENCE TO CONFORM TO ORIGINAL
                     (WHICH INCLUDES RESPONSE TO COMMENT 5)


October 19, 2006


Mr. William Choi
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

    Re:  Footstar, Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2005 (the "Form 10-K") Filed March 15, 2006
         File No. 1-11681

Dear Mr. Choi:

     We have received and reviewed your response dated October 5, 2006 to our letter dated August 25, 2006 with respect to your July 28, 2006 comment letter on the Form 10-K. Our responses to your October 5, 2006 letter are set forth below. This letter is being filed via EDGAR on the date of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005
-----------------------------------------------------

Introductory Note, page 4.
--------------------------

     1. We have reviewed your response to comment 1 in our letter dated July 28, 2006. Your response does not seem to provide an adequate explanation for the accounting treatment you elected to apply to the Kmart settlement transaction. We continue to believe that you should have applied the purchase accounting method when you acquired Kmart's minority interest and recognized the dispute settlement at fair value. Please clarify why you believe purchase accounting rules do not apply to your minority interest acquisition. Please tell us and quantify the impact purchase accounting would have had on your historical financial statements had you applied that method. If you believe you are able to support your historical accounting treatment, please tell us how you determined there were no asset impairments resulting from the net book value of the minority interest exceeding its fair value. Please also explain your basis for treating this transaction as a type 1 subsequent event in your fiscal 2004 financial statements.

Response to new comment 1:

        We agree that the purchase accounting method should have been applied, and we believe that we did properly apply the purchase accounting method, to our acquisition of Kmart's minority interests. (In our previous response, we stated that "[u]nder normal circumstances, the purchase of a minority interest by the majority shareholder would be accounted under the purchase accounting rules." We did not mean to imply that we had not applied the purchase accounting rules. We did apply those rules.) You have asked us to tell you and quantify the impact purchase accounting would have had on our historical financial statements had we applied that method. Because we believe we did appropriately apply purchase accounting rules to the transaction, we do not think there would be any impact.

        Our application of the purchase accounting method was established by our review of the transaction and each component thereof as follows:


                                                                   (in millions)

        a) Return of capital previously recorded                       $31.2
        b) Settlement of previously recorded amounts due to Kmart       13.0
        c) Establishment of the contingent obligations subject to
           future store closings                                        (5.5)
                                                                     -----------
                                                                         38.7
        d) Cash payment                                                  45.0
                                                                     -----------

        Cash payment in excess of obligations                           $ 6.3
                                                                     ===========

        In determining the accounting for the cash payment in excess of obligations, we considered the following: 1) No step-up of assets; 2) Consideration of intangible asset; 3) Settlement of outstanding litigation.

        No Step-up of Assets; No Impairment
        -----------------------------------

        We reviewed the balance sheet of the 51% owned Shoemart corporations which consisted primarily of current assets of $95.2 million and current liabilities of $31.8 million. Fixed assets of $2.2 million, net of accumulated depreciation, consisted mainly of electronic scanners for inventory control. We determined that the value of future use of those fixed assets was less than the value of their replacement cost due to the limited remaining life of the Kmart contract. There were no liabilities that required any adjustment as they were all short term in nature and were reflected on the balance sheet at the present value of the obligation. We concluded that the assets approximated fair value and thus no step-up adjustment was required.

        We also determined that there was no impairment of assets. We based our conclusion on two things: the consistent profitability of the Shoemart corporations and the high probability of recovery of the assets. Given the short term nature of the assets (discussed above) and expected realization through future cash flows, we considered the recoverability of these assets to be probable.

        Consideration of Intangible Asset
        ---------------------------------

        We determined that the fair value of the 49% minority interest in the Shoemart Corporations should be determined by calculating the net present value of estimated future cash flows relating to that 49 % minority interest in the Shoemart Corporations for the remainder of the contract period (i.e., through 2008). We compared that net present value to the minority interest amounts previously recorded.

        This comparison showed us that the book value of the minority interest exceeded the net present value of additional cash flows from the minority interest. We therefore determined that no intangible assets should be recorded. In addition, the settlement had an immediate negative impact on our total projected cash flows. Based on our estimates at the time of the settlement, our future payments to Kmart under the Amended Master Agreement would exceed the estimated payments under the historical Master Agreement in a range of $37 to $48 million, using various assumptions.

        Settlement of Outstanding Litigation
        ------------------------------------

        Because there was no step-up and no intangible asset created, we concluded that the cash payment in excess of obligations represented the effective settlement of outstanding litigation. As such, we recorded the excess of cash payment over recorded obligations as a loss on Kmart settlement in our Statement of Operations.

        Timing
        ------

        As the settlement loss met both conditions of paragraph 8 of SFAS 5 prior to the filing of our 2004 financial statements on September 27, 2005, we recorded the loss in 2004. As the loss was related to the purchase transaction described above, we concluded that the transaction should not be bifurcated and the entire transaction should be recorded in 2004. Also, there was no effect on the balance sheet beyond reclassification of our obligations to Kmart, with the exception of the impact of the loss.

        2005 Versus 2004 - Meldisco, page 28
        ------------------------------------

     2. We have reviewed your response to comment 3 in our letter dated July 28, 2006. As previously requested, please quantify in dollars the amounts of merchandise costs and buying and occupancy costs in your analysis and discussions of gross profit. Where you describe the year-to-year impact of clearance sales on your gross profit, please also quantify the incremental impact of that item on the overall change. We believe that the quantification of cost of sales components supplements your current disclosures and assists in satisfying the three principal objectives of MD&A, as noted in SEC Release No. 33-8350:

        o to provide a narrative explanation of a company's financial statements that enables investors to see the company through the eyes of management;

        o to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

        o to provide information about the quality of, and potential variability of, a company's earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

Response to new comment number 2:

        In response to your comment, we propose to replace our paragraph under the caption "Gross Profit" with language to the following effect:

            Gross profit decreased $38.0 million, or 15.2%, to $212.1 million in 2005 compared with $250.1 million in 2004. This decrease is primarily due to a decrease in merchandise costs of $77.7 million offset by an increase in buying and occupancy costs of $30.9 million (primarily due to the Kmart Settlement). The decrease in merchandise costs was due to reduced sales. Overall gross margin rate declined to 29.7% in 2005 from 31.3% in 2004, primarily due to the Kmart Settlement whereby rent paid to Kmart increased from 8.6% to 14.625% offset by higher gross margins on clearance sales, which contributed approximately $9.9 million to gross margin on sales of $54 million in 2005 as compared with a $2.8 million contribution to gross margin on sales of $93.2 million in 2004.

     3. We have reviewed your response to comment 4 in our letter dated July 28, 2006. Although you indicate in your response why you believe the non-GAAP measure is a meaningful measure, you do not indicate why you believe the measure is allowable under the prohibition, disclosure and reconciliation requirements in item 10(e) of Regulation S-K. Please note that Item 10(e)(ii)(B) prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring, infrequent, or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Since the impact of the Kmart settlement, such as the increased license fee rate and fluctuations in sales, will continue going forward, we do not believe the non-GAAP measure is allowable under our current rules. If you are able to demonstrate that presentation of the measure is supported by authoritative guidance, please confirm, as previously requested, that you will provide a reconciliation, preferably in tabular form, which reconciles the non-GAAP measure to the most directly comparable GAAP measure and that you will disclose why you believe the measure provides useful information to investors.

Response to new comment number 3

        Please see our response to your new comment number 2, in which we propose to revise our discussion of gross profit in a manner that would remove any non-GAAP measures from the discussion.

Fiscal 2004 Versus Fiscal 2003, page 30
---------------------------------------

     4. We have reviewed your response to comment 5 in our letter dated July 28, 2006. Although we agree that presenting percentage changes for certain measures can provide more meaningful information to the reader than disclosing dollar amounts representing the changes, we believe that the presentation of changes in dollars supplements the percentage change figures and assists in satisfying the three principal objectives of MD&A, as discussed above. We believe that the presentation of changes in dollars is consistent with these objectives and can only enhance the clarity of your disclosures. Therefore, we believe it would be meaningful to discuss the nature and amount of the dollar changes in such costs, if material, and the specific factors driving those changes.

Response to new comment number 4:

        In response to your comment, we propose to replace our paragraph under the caption "SG&A EXPENSES" with language to the following effect:

            SG&A expenses decreased $12.6 million, or 5.8%, to $204.8 million in 2004 compared with $217.4 million in 2003. This decrease was primarily attributable to a reduction of selling expenses ($8.5 million) and general and administrative expenses ($4.1 million) to offset a portion of the sales declines in the Shoemart operation and the reduction of open Kmart stores. The overall SG&A rate as a percentage of sales increased to 25.6% in 2004 compared with 22.6% in 2003 as Shoemart was unable to reduce store selling, fixture and administrative costs commensurate with the overall sales decline due to a certain portion of these costs being fixed in nature.

Controls and Procedures, page 40
--------------------------------

     5. We have reviewed your response to comment 6 in our letter dated July 28, 2006. Please note that even though your current principal financial officer did not hold that position as of the fiscal year end, you are still required to disclose the effectiveness conclusion of your new principal financial officer as of the end of the period covered by the filing. Please also confirm that you will provide updated certifications signed by the persons acting as principal executive and financial officer at the time of the amended filing. Please note that you may exclude paragraph three of the certifications since you are not amending your financial statements or other financial information. Finally, since
        Item 9A relates to the entire Form 10K filing, we advise you that your amendment must include the entire filing and not just the amended sections discussed above.

Response to new comment number 5:

        Our current principal financial officer will disclose his effectiveness conclusion as of the end of the period covered by the filing. We will provide updated certifications signed by the persons acting as principal executive and financial officer at the time of the amended filing. Our amendment will include the entire filing and not just the amended sections discussed above.

Notes to Consolidated Financial Statements
------------------------------------------

Note 25.  Commitments and Contingencies, page F-34
--------------------------------------------------

     6. We have reviewed your response to comment 14 in our letter dated July
        28.2006. Since you do not have information that indicates you may incur losses in excess of recorded amounts, please confirm you will disclose, if true, that no amount of loss in excess of recorded amounts is believed to be reasonably possible. See paragraph 11 of SFAS 5.

Response to new comment number 6:

We will disclose in our amended filing that no amount of loss in excess of recorded amounts is believed to be reasonably possible.

Acknowledgment
--------------

In connection with the foregoing response by Footstar, Inc. (the "Company") to the Securities and Exchange Commission (the "Commission"), the Company hereby acknowledges as follows:

        o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

        o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

        o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Lynch, Sr. Vice President, CFO at 201-934-2577 or Craig Haines, VP, Controller, at 201-934-2598 if you have any questions or comments concerning our response. If you wish to send us a fax, please use 201-934-2642.

Very truly yours,




FOOTSTAR INC.


By: /S/ Jeffrey A. Shepard
    ---------------------------------------
    Jeffrey A. Shepard
    Chief Executive Officer and President